Exhibit 10.7

January 12, 2010

Edgardo Baracchini, Ph.D., M.B.A.

Dear Ed:

We are pleased to extend to you an offer to join Xencor, Inc. (the “Company”) as our Chief Business Officer.  The following terms apply and will constitute your employment agreement with the Company (the “Agreement”).

1.                                      EMPLOYMENT.

1.1                               Term.  The term of this Agreement shall begin on your first day of work for the Company (the “Commencement Date”) which shall be January 12, 2010, and shall continue until terminated in accordance with Section 4 herein.

1.2                               Title.  You shall have the title of Chief Business Officer and shall report to the Chief Executive Officer of the Company (the “CEO”).  You shall serve in such other capacity or capacities as the CEO or the Board of Directors of the Company (the “Board”) may from time to time prescribe.

1.3                               Duties.  You shall do and perform all services, acts or things necessary or advisable to manage and conduct the business of the Company and which are normally associated with the position of Chief Business Officer, consistent with the Bylaws of the Company and as required by the Board.

1.4                               Location.  Unless otherwise agreed in writing, you shall perform services pursuant to this Agreement primarily at the Company’s headquarters, which are currently located in Monrovia, California; provided, however, that the Company may from time to time require you to travel temporarily to other locations in connection with the Company’s business.

2.                                      LOYAL AND CONSCIENTIOUS PERFORMANCE; NONCOMPETITION.

2.1                               Loyalty.  During your employment by the Company you shall devote your full business energies, interest, abilities and productive time to the proper and efficient performance of your duties under this Agreement.

2.2                               Covenant not to Compete.  Except with the express prior written consent of the Company, you will not, while employed by the Company or during any period during which you are receiving compensation or any other consideration from the Company, engage in competition with the Company and/or any of its affiliates, subsidiaries or joint ventures currently existing or which shall be established during your employment by the Company (collectively, “Affiliates”) either directly or indirectly, in any manner or capacity, as adviser, principal, agent, affiliate, promoter, partner, officer, director, employee, stockholder, owner, co-owner, consultant, or member of any association or otherwise, in any phase of the business of developing, manufacturing and marketing of products or services which are in the same field of use or which otherwise compete with the products or services or proposed products or services of the Company and/or any of its Affiliates.

2.3                               Agreement not to Maintain Conflicts of Interest.  During your employment by the Company, you agree not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known by you to be adverse or antagonistic to the Company, its business or prospects, financial or otherwise or in any company, person or entity that is, directly or indirectly, in competition with the business of the Company or any of its Affiliates.  Ownership by you, as a passive investment, of less than two percent (2%) of the outstanding shares of capital stock of any corporation with one or more classes of its capital stock listed on a national securities exchange, including, but not limited to, any market of the NASDAQ Stock Market, or publicly traded in the over-the-counter market shall not constitute a breach of the foregoing Section 2.2 or this Section 2.3.

3.                                      COMPENSATION.

3.1                               Base Salary.  The Company shall pay you a base salary of two hundred seventy-five thousand dollars ($275,000) per year, payable in regular periodic payments in accordance with Company policy.  Such base salary shall be prorated for any partial year of employment on the basis of a 365-day fiscal year.

3.2                               Cash Bonuses.  In addition to your base salary, you will be eligible to receive an annual discretionary bonus of up to twenty-five percent (25%) of your base salary based upon the Company’s and your performance, as determined by the Board, against specific milestones to be defined by the Board and agreed to by you.  The portion of any such bonus to be paid based on Company versus individual performance will be agreed to by you and the Board.

3.3                               Equity Participation.

3.3.1                     As soon as practicable following the approval by the Board of a valuation of the Company’s Common Stock to be conducted in accordance with Section 409A of the Internal Revenue Code, as amended, you will be granted an option to purchase 567,831 shares of the Company’s common stock (which currently represents approximately 1.25% of the total number of shares of common stock and preferred stock outstanding on an as-converted basis) pursuant to the Company’s 2000 Stock Incentive Plan (the “Plan”).  The exercise price per share of such shares will be determined in good faith by the Board after considering the valuation referred to above.

3.3.2                     The option granted pursuant to Section 3.3.1 will vest over a period of four (4) years following the Commencement Date, with 1/4th of such shares vesting on the date one (1) year from the Commencement Date and 1/48th of such shares vesting on a monthly basis thereafter until all the shares are vested, so long as you remain continuously employed by the Company and subject to the provisions of Section 3.3.3.  Your option will be an incentive stock option to the extent permitted by applicable tax laws and will be governed by a separate Stock Option Agreement and the Plan.

3.3.3                     If during the period beginning on the execution of a definitive written agreement that if consummated in accordance with its terms would result in a Change of Control (defined below) and ending on the earlier of (i) the termination of such agreement or (ii) twelve (12) months following the consummation of a Change of Control pursuant to such agreement, the Company terminates your employment without Cause (defined below) or you terminate your employment for Good Reason (defined below), then the vesting applicable to any and all stock options and/or restricted stock then held by you (including without limitation the option granted pursuant to Section 3.3.1) shall be accelerated in full; provided, however, that in order to be eligible for said acceleration you shall be required to execute and deliver to the Company a Release and Waiver in the form attached hereto as Exhibit A within the applicable time period set forth therein, but in no event later than forty-five (45) days following termination of your employment, and permitting such Release and Waiver to become fully effective in accordance with its terms.  For purposes of this Agreement:

“Cause” shall mean your:

(i)                                    gross negligence or willful misconduct in the performance of your duties to the Company as an employee of the Company (other than a failure resulting your complete or partial incapacity due to physical or mental illness or impairment); provided, however, that no act, or failure to act, by you shall be considered “willful” unless committed without good faith and without a reasonable belief that the act or omission was in the Company’s best interest;

(ii)                                material and willful violation of any federal or state law or regulation applicable to the business of the Company;

(iii)                            significant or material refusal or failure to act in accordance with any lawful specific direction or order of the Board;

(iv)                             commission of any act of fraud with respect to the Company;

(v)                                 breach of any material provision of your Proprietary Information and Inventions Agreement, including without limitation, theft or other misappropriation by you of the Company’s proprietary information or trade secrets; or

(vi)                             conviction of, or entry of plea of nolo contendere to, a felony or a crime involving moral turpitude.

Whether or not the actions or omissions of Executive constitute “Cause” within the meaning of this Section 4 shall be decided by the Board based upon a reasonable good faith investigation and determination.

“Change of Control” shall mean:

(i)                                    a sale of all or substantially all of the assets of the Company;

(ii)                                a merger or consolidation in which the Company is not the surviving entity and in which the holders of the Company’s outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the entity surviving such transaction;

(iii)                            a reverse merger in which the Company is the surviving entity but the holders of the Company’s outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the Company; or

(iv)                             an acquisition by any person, entity or group (excluding any employee benefit plan, or related trust, sponsored or maintained by the Company or subsidiary of the Company or other entity controlled by the Company) of the beneficial ownership of securities of the Company representing over fifty percent (50%) of the combined voting power entitled to vote in the election of directors.

Notwithstanding the foregoing, any transaction or series of related transactions, the primary purpose of which (i) is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately prior to such transaction or (ii) is to raise capital for the Company in a bona fide equity financing shall not be a “Change in Control” for purposes of this Agreement.

“Good Reason” means the occurrence of any of the following events without your consent; provided however, that any resignation by you due to any of the following conditions shall only be deemed for Good Reason if: (i) you give the Company written notice of your intent to terminate for Good Reason within sixty (60) days following the first occurrence of the condition(s) that you believe constitute Good Reason, which notice shall describe such condition(s); (ii) the Company fails to remedy, if remediable, such condition(s) within thirty (30) days following receipt of the written notice (the “Cure Period”) of such condition(s) from you; and (iii) you actually resign your employment within the first fifteen (15) days after expiration of the Cure Period:

(i)                                    a material reduction in your authority or job responsibilities as an employee of the Company or successor to the Company, where such material reduction in authority or job responsibilities is accompanied by a change in title;

(ii)                                a material reduction in your combined annual base salary and non-cash benefits, other than pursuant to a Company-wide reduction of annual base salaries or non-cash benefits for employees of the Company generally; or

(iii)                            the relocation of the Company’s executive offices by a distance of fifty (50) miles or more, which relocation requires an increase in your one-way driving distance by more than twenty-five (25) miles.

3.4                               Retention Bonus Plan.  You will be a “Participant” within the meaning of the Company’s Retention Bonus Plan, as the same may be amended from time to time in accordance with its terms.

3.5                               Housing and Transportation Allowance.  In addition to the provisions of Sections 3.1 through 3.4 above, the Company shall pay you $2000 per month for housing and transportation expenses during the term of this Agreement.

3.6                               Employment Taxes and Withholdings.  All of your compensation shall be subject to payroll deductions and withholdings required to be collected or withheld by the Company.

3.7                               Vacation; Benefits.  You shall, in accordance with Company policy and the terms of any applicable plan documents, be eligible for paid time off and benefits under any executive benefit plan or arrangement, such as group health insurance coverage and other fringe benefits, which may be in effect from time to time and made available to the Company’s executives or key management employees.

4.                                      TERMINATION.

4.1                               Termination Without Cause or for Good Reason Prior to or More than 12 Months following a Change of Control.  If your employment with the Company is terminated by the Company without Cause or you terminate your employment for Good Reason prior to or more than 12 months following the occurrence of a Change of Control, then subject to your delivery to the Company of a Release and Waiver in the form attached hereto as Exhibit A within the applicable time period set forth therein, but in no event later than forty-five (45) days following termination of your employment, and permitting such Release and Waiver to become fully effective in accordance with its terms, the Company shall provide you with the following:

4.1.1                     Severance pay in the form of a single lump sum payment equal to the sum of (i) seventy-five percent (75%) of your then-current annual base salary and (ii) the arithmetic mean your annual bonuses for the three full calendar years completed prior to the date of termination (it being understood that if you have received no bonus from the Company for one or more of such prior calendar years, the years in which no bonus was paid shall be disregarded and the arithmetic mean of your bonuses for the remaining years (if any) shall be used) pro rated based on the ratio that the number of days from the beginning of the calendar year in which such termination occurs through the date of termination bears to 365.  Such payment shall be made on the first regular payroll date of the Company following the effective date of the Release and Waiver; and

4.1.2                     You shall vest immediately such number of unvested stock options and shares of restricted stock granted to you by the Company that would have vested in accordance with the applicable vesting schedule as if you had been employed for an additional 9 months as of the date of termination.

4.2                               Termination Without Cause or for Good Reason in connection with a Change of Control.  In the event your employment with the Company is terminated by the Company or successor to the Company without Cause or you terminate your employment for Good Reason, in each case during the period beginning on the execution of a definitive written agreement that if consummated in accordance with its terms would result in a Change of Control (defined below) and ending on the earlier of (i) the termination of such agreement or (ii) twelve (12) months following the consummation of a Change of Control pursuant to such agreement, then subject to your delivery to the Company or successor to the Company of a Release and Waiver in the form attached hereto as Exhibit A within the applicable time period set forth therein, but in no event later than forty-five (45) days following termination of your employment, and permitting such Release and Waiver to become fully effective in accordance with its terms, you shall be entitled to severance pay in the form of a single lump sum payment equal to the sum of (i) one hundred twenty-five percent (125%) of your then-current annual base salary and (ii) the arithmetic mean your annual bonuses for the three full calendar years completed prior to the date of termination (it being understood that if you have received no bonus from the Company for one or more of such prior calendar years, the years in which no bonus was paid shall be disregarded and the arithmetic mean of your bonuses for the remaining years (if any) shall be used) pro rated based on the ratio that the number of days from the beginning of the calendar year in which such termination occurs through the date of termination bears to 365.  Such payment shall be made on the first regular payroll date of the Company following the effective date of the Release and Waiver.  Subject to Section 4.7, nothing contained in this Section 4.2 or Section 4.1 or otherwise under this Agreement shall limit your right to receive a payout of your accrued but unused vacation and/or paid time off and any other payments required to be made to or on behalf of you by law, as of the date of your termination of employment.

4.3                               Termination for Death or Disability.  Your employment with the Company shall terminate effective upon the date of your death or Complete Disability.  “Complete Disability” shall mean your inability to perform your duties under this Agreement by reason of any medically determinable physical or mental impairment which could reasonably be expected to result in death or which has lasted or could reasonably be expected to last for a continuous period of not less than six (6) months.  If your employment shall be terminated by death or Complete Disability, the Company shall pay to you, and/or your heirs, your base salary and accrued and unused vacation benefits earned through the date of termination at the rate in effect at the time of termination, less standard deductions and withholdings, and the Company shall thereafter have no further obligations to you and/or your heirs under this Agreement.

4.4                               Termination by You Without Good Reason.  You may resign your employment without Good Reason upon thirty (30) days written notice to the Company.  Upon such resignation, the Company shall pay you your base salary and accrued and unused vacation earned through the date upon which the Company accepts such resignation, and you shall not be entitled to any other benefit or compensation and the Company shall have no further obligations to you under this Agreement.

4.5                               Termination by Mutual Agreement of the Parties.  Your employment pursuant to this Agreement may be terminated at any time upon mutual agreement, in writing.  Any such termination of employment shall have the consequences specified in such writing.

4.6                               Survival of Certain Provisions.  Sections 2.2 and 5 shall survive the termination of this Agreement.

4.7                               LIMITATION ON PAYMENTS.

4.7.1                     Reductions.  If any payment or benefit you would receive in connection with a Change of Control from the Company or otherwise (a “Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount (as defined below).  The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion of the Payment, up to and including the total Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax.  If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order unless you elect in writing a different order:  reduction of cash payments; cancellation of accelerated vesting of stock awards; reduction of employee benefits.  If acceleration of vesting of stock award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of your stock awards.

4.7.2                     Accounting Firm.  The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Change of Control shall perform the foregoing calculations, subject to the necessary authorizations of the Audit Committee of the Company’s Board (the “Audit Committee”).  Alternatively, the Audit Committee may engage a consulting firm with expertise in calculations under Section 280G of the Code to perform such calculations.  If any accounting firm so engaged by the Company is serving as accountant or auditor for either you or the entity or group that is effecting the Change of Control, the Company shall appoint a nationally recognized accounting or consulting firm to make the determinations required hereunder.  The Company shall bear all expenses with respect to the determinations by such accounting or consulting firm required to be made hereunder.

4.7.3                     Determinations.  The accounting or consulting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and you within ten (10) calendar days after the date on which your right to a Payment is triggered (if requested at that time by the Company or you) or such other time as requested by the Company or you.  If the accounting or consulting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish the Company and you with an opinion reasonably acceptable to you that no Excise Tax will be imposed with respect to such Payment.  Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon the Company and you.

5.                                      CONFIDENTIAL AND PROPRIETARY INFORMATION; NONSOLICITATION.

5.1                               As a condition of employment you agree to execute and abide by the Company’s standard Proprietary Information and Inventions Agreement, attached hereto as EXHIBIT B.

5.2                               While employed by the Company and for one (1) year thereafter, you agree that in order to protect the Company’s trade secrets and confidential and proprietary information from unauthorized use, you will not, either directly or through others, solicit or attempt to solicit any employee, consultant or independent contractor of the Company to terminate his or her relationship with the Company in order to become an employee, consultant or independent contractor to or for any other person or business entity.

6.                                      ASSIGNMENT AND BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of you and your heirs, executors, personal representatives, assigns, administrators and legal representatives.  Because of the unique and personal nature of your duties under this Agreement, neither this Agreement nor any rights or obligations under this Agreement shall be assignable by you.  This Agreement shall be binding upon and inure to the benefit of the Company and its successors, assigns and legal representatives.

7.                                      CHOICE OF LAW.

This Agreement shall be construed and interpreted in accordance with the internal laws of the State of California without regard to conflict of laws principles.

8.                                      INTEGRATION.

This Agreement, including Exhibits A and B, contains the complete, final and exclusive agreement of the Parties relating to the terms and conditions of your employment and the termination of your employment, and supersedes all prior and contemporaneous oral and written employment agreements or arrangements between you and the Company.  To the extent this Agreement conflicts with the Proprietary Information and Inventions Agreement attached as Exhibit B hereto, the Proprietary Information and Inventions Agreement controls.

9.                                      AMENDMENT.

This Agreement cannot be amended or modified except by a written agreement signed by you and the Company.

10.                               WAIVER.

No term, covenant or condition of this Agreement or any breach thereof shall be deemed waived, except with the written consent of the party against whom the wavier is claimed, and any waiver or any such term, covenant, condition or breach shall not be deemed to be a waiver of any preceding or succeeding breach of the same or any other term, covenant, condition or breach.

11.                               SEVERABILITY.

The finding by a court of competent jurisdiction of the unenforceability, invalidity or illegality of any provision of this Agreement shall not render any other provision of this Agreement unenforceable, invalid or illegal.  Such court shall have the authority to modify or replace the invalid or unenforceable term or provision with a valid and enforceable term or provision which most accurately represents the parties’ intention with respect to the invalid or unenforceable term or provision.

12.                               INTERPRETATION; CONSTRUCTION.

The headings set forth in this Agreement are for convenience of reference only and shall not be used in interpreting this Agreement.  This Agreement has been drafted by legal counsel representing the Company, but you have been encouraged to consult with, and have consulted with, your own independent counsel and tax advisors with respect to the terms of this Agreement.  The parties hereto acknowledge that each party and its counsel has reviewed and revised, or had an opportunity to review and revise, this Agreement, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

13.                               REPRESENTATIONS AND WARRANTIES.

You represent and warrant that you are not restricted or prohibited, contractually or otherwise, from entering into and performing each of the terms and covenants contained in this Agreement, and that your execution and performance of this Agreement will not violate or breach any other agreements between you and any other person or entity.

14.                               COUNTERPARTS; FACSIMILE.

This Agreement may be executed in two counterparts, each of which shall be deemed an original, and all of which together shall contribute one and the same instrument.  Facsimile or other electronically transmitted signatures shall be as effective as original signatures.

15.                               LITIGATION COSTS.

Should any claim be commenced between the parties hereto or their personal representatives concerning any provision of this Agreement or the rights and duties of any person in relation to this Agreement, the party prevailing in such action shall be entitled, in addition to such other relief as may be granted to a reasonable sum as and for that party’s attorney’s fees in such action.

16.                               APPLICATION OF INTERNAL REVENUE CODE SECTION 409A.

Notwithstanding anything to the contrary set forth herein, any payments and benefits provided under this Agreement (the “Severance Benefits”) that constitute “deferred compensation” within the meaning of Section 409A of the Code and the regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”) shall not commence in connection with your termination of employment unless and until you have also incurred a “separation from service” (as such term is defined in Treasury Regulation Section 1.409A-1(h)) (the “Separation From Service”), unless the Company reasonably determines that such amounts may be provided to you without causing you to incur the additional 20% tax under Section 409A.  For the avoidance of doubt, it is intended that payments of the Severance Benefits set forth in this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A provided under Treasury Regulation Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9).  However, if the Company (or, if applicable, the successor entity thereto) determines that the Severance Benefits constitute “deferred compensation” under Section 409A and you are, on the termination of your service, a “specified employee” of the Company or any successor entity thereto, as such term is defined in Section 409A(a)(2)(B)(i) of the Code, then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the Severance Benefit payments shall be delayed until the earlier to occur of: (i) the date that is six months and one day after your Separation From Service or (ii) the date of your death (such applicable date, the “Specified Executive Initial Payment Date”), the Company (or the successor entity thereto, as applicable) shall (A) pay to you a lump sum amount equal to the sum of the Severance Benefit payments that you would otherwise have received through the Specified Executive Initial Payment Date if the commencement of the payment of the Severance Benefits had not been so delayed pursuant to this subsection (i).  Except to the extent that payments may be delayed until the Specified Executive Initial Payment Date pursuant to the preceding paragraph, on the first regular payroll pay day following the Release Effective Date, the Company will pay you the Severance Benefits you would otherwise have received under the Agreement on or prior to such date but for the delay in payment related to the effectiveness of the Release, with the balance of the Severance Benefits being paid as originally scheduled.  All amounts payable under the Agreement will be subject to standard payroll taxes and deductions.

17.                               ELIGIBILITY.

As required by law, this offer and Agreement is subject to satisfactory proof of your right to work in the United States.

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If you accept employment on the terms described above, please sign and date this letter in the space provided below and return it to me.

We look forward to your favorable reply and to a productive and enjoyable working relationship.

Sincerely,

Xencor, Inc.

/s/ Bassil I. Dahiyat
Bassil I. Dahiyat, Ph.D.
President and Chief Executive Officer

Agreed and Accepted:

/s/ Edgardo Baracchini
Edgardo Baracchini, Ph.D., M.B.A.

Dated:	November 12, 2010